Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form F-4 of Caravelle International Group. of our report dated March 31, 2022, except for Notes 1 and 10 to which the date is September 22, 2022, with respect to our audit of Pacifico Acquisition Corp.’s financial statements as of and for the period from March 2, 2021 (inception) to December 31, 2021 and appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about Pacifico Acquisition Corp.’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

September 22, 2022